PROSKAUER ROSE LLP

Eleven Times Square
New York, New York 10036

May 29, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Sally Samuel

Re:	BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

Registration Statement on Form N-2

File Numbers: 333-223418; 811-23330

Ladies and Gentlemen:

On behalf of BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the "Fund"), on or about June 12, 2019, we plan to file under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Pre-Effective Amendment No. 3 (the "Amendment") under the Securities Act to the Fund's Registration Statement on Form N-2 (the "Registration Statement").

The Amendment will be marked to show changes made in response to comments of the staff (the "Staff") of the Securities and Exchange Commission on Pre-Effective Amendment No. 2 to the Registration Statement ("Pre-Effective Amendment No. 2") that were provided to the undersigned by Sally Samuel of the Staff by telephone. For the convenience of the Staff, these comments have been restated below in their entirety. The Fund's response follows each comment. References in the responses to the Fund's Prospectus are to the Prospectus filed as part of Pre-Effective Amendment No. 2. In addition to revisions made in response to Staff comments, certain other changes will be made in the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in Pre-Effective Amendment No. 2.

FOLLOW-UP COMMENTS to fund's previous response letter

1.	Staff Comment: The Staff provided comments on Pre-Effective Amendment No. 1 to the Registration Statement by telephone on September 26, 2018 (the "Previous Comments"). The Fund responded to the Previous Comments by letter dated February 12, 2019 (the "Response Letter"). The Staff has reviewed the Fund's responses in the Response Letter and has identified certain responses for which the Staff has additional comments.

As respects Response No. 2 in the Response Letter, the second paragraph of "Prospectus Summary—Limited Term" states, in part:

The Board may, to the extent it deems appropriate and without shareholder approval, adopt a plan of liquidation at any time preceding the anticipated Termination Date, which plan of liquidation may set forth the terms and conditions for implementing the termination of the Fund's existence, including the commencement of the winding down of its investment operations (the "wind-down period") and the making of one or more liquidating distributions to holders of its Common Shares ("Common Shareholders") prior to the Termination Date. . . . Accordingly, as the Fund nears the Termination Date, Dreyfus and Alcentra NY, LLC ("Alcentra"), the Fund's sub-investment adviser, may begin liquidating all or a portion of the Fund's portfolio through opportunistic sales. (emphasis added)

Please confirm whether the final instance of the use of "Termination Date" (emphasized above) in the above-referenced disclosure should refer instead to the "wind-down period."

Response: The above-referenced disclosure will be revised in the Amendment as follows:

The Board may, to the extent it deems appropriate and without shareholder approval, adopt a plan of liquidation at any time preceding the anticipated Termination Date, which plan of liquidation may set forth the terms and conditions for implementing the termination of the Fund's existence, including the commencement of the winding down of its investment operations (the "wind-down period") and the making of one or more liquidating distributions to holders of its Common Shares ("Common Shareholders") prior to the Termination Date. . . . Accordingly, during the wind-down period and as the Fund nears the Termination Date, Dreyfus and Alcentra NY, LLC ("Alcentra"), the Fund's sub-investment adviser, may begin liquidating all or a portion of the Fund's portfolio through opportunistic sales.

2.	Staff Comment: As respects Response No. 3 in the Response Letter, the Staff believes that, if the Fund's credit facility agreement (the "Credit Agreement") or the material terms thereof are finalized or sufficiently narrowed prior to the closing of the Fund's initial offering period (the "Closing"), the Fund must file the Credit Agreement as an exhibit to a pre-effective amendment to the Registration Statement or undertake to file the Credit Agreement as an exhibit to a post-effective amendment to the Registration Statement (i.e., a POS EX filing).

Response: The Fund notes that neither the Credit Agreement nor the material terms thereof have been finalized or sufficiently narrowed as of the date hereof, nor does the Fund anticipate that the Credit Agreement or the material terms thereof will be finalized or sufficiently narrowed prior to the Closing. As stated in the Response Letter, to the extent the Credit Agreement is not finalized prior to the Closing, the material terms of the Credit Agreement, once finalized, will be disclosed in the notes to the Fund's financial statements, which will be included in the Fund's periodic reports to shareholders.

3.	Staff Comment: As respects response No. 6 in the Response Letter, the Staff notes that the Fund must file actual agreements as exhibits to the Registration Statement rather than "forms of" such agreements. See Rule 483 under the Securities Act. The Staff notes that, to the extent the Fund is subject to certain limitations from third parties as to what proprietary information it is able to file publicly, the Fund may request confidential treatment of such information. See Rule 406 under the Securities Act.

Response: The Fund will file actual agreements as exhibits to the Registration Statement to the extent the relevant agreements are finalized prior to the effectiveness of the Registration Statement. However, certain agreements (e.g., the Distribution Agreement, Dealer Agreement(s) and Initial Offering Period Agreement) will not be finalized and executed until after effectiveness of the Registration Statement. Such agreements will be filed as "forms of" agreements in accordance with Rule 483(d)(3) under the Securities Act.

PROSPECTUS SUMMARY

4.	Staff Comment: Please clarify the reasons for including a discussion of the Fund's non-principal strategies and non-principal risks in the summary section of the Prospectus. The Staff notes that Form N-2 states that "[t]he synopsis should provide a clear and concise description of the key features of the offering and the Registrant, with cross references to relevant disclosures elsewhere in the prospectus or Statement of Additional Information." (emphasis added)

Response: The Fund has included a discussion of its non-principal strategies and non-principal risks for purposes of completeness. The Fund notes that the discussion of its non-principal strategies and non-principal risks comprises only three paragraphs and one paragraph (i.e., the last paragraph), respectively, of the summary section of the Prospectus, and does not "obscure or impede understanding of required information." See Form N-2, General Instructions for Parts A and B, Instruction 2. In addition, the Fund's discussion of its non-principal strategies and non-principal risks includes cross-references to elsewhere in the Prospectus, as instructed by Form N-2.

5.	Staff Comment: The first sentence of the second paragraph of "Prospectus Summary—Selected Risk Considerations—Principal Investment Risks—Valuation Risk" states:

In addition, certain of the Fund's investments, primarily its investments in instruments in the Direct Lending Strategy, will need to be fair valued by the Fund's Board of Directors in accordance with valuation procedures approved by the Fund.

Please change the last word of the above-referenced sentence from "Fund" to "Board." Please also make a corresponding change in the first sentence of the second paragraph of "Risks—Principal Investment Risks—Valuation Risk."

Response: The requested changes will be made in the Amendment.

GENERAL COMMENTS

6.	Staff Comment: Please confirm that the Fund will complete any outstanding information in the Registration Statement prior to seeking effectiveness.

Response: The Fund confirms that it will complete any outstanding information in the Registration Statement prior to seeking effectiveness.

* * * * *

Please direct any questions or comments to me at 212.969.3376 or mvogel@proskauer.com, or to Nicole M. Runyan at 212.969.3361 or nrunyan@proskauer.com.

Very truly yours,

/s/ Max Vogel

Max Vogel

cc:	Nicole M. Runyan

Jeff S. Prusnofsky

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